SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR
  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         For the transition period from              to
                                        -------------   -----------

                         COMMISSION FILE NUMBER 1-15995

                     THE UNITED ILLUMINATING COMPANY 401(K)/
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (FULL TITLE OF THE PLAN)

                            UIL HOLDINGS CORPORATION
                                157 Church Street
                               New Haven, CT 06506
         (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                     THE UNITED ILLUMINATING COMPANY 401(K)/
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    FORM 11-K

                                TABLE OF CONTENTS

   The United Illuminating Company 401(k)/Employee Stock Ownership
     Plan Audited Financial Statements
   Signatures
   Exhibit Index

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements as of and for the year ended December 31, 2003

Additional information required for Form 5500
for the year ended December 31, 2003

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
Index
-------------------------------------------------------------------------------



                                                                    Page Number
                                                                    -----------


Report of Independent Auditors                                           1


Financial Statements

      Statements of Net Assets Available for Benefits                    2

      Statement of Changes in Net Assets Available for Benefits          3

      Notes to the Financial Statements                                4 - 9


Additional Information *

      Schedule I -  Schedule of Assets (Held at End of Year)             10
      Schedule H -  Schedule of Reportable Transactions                  11
      Schedule G -  Schedule of Nonexempt Transactions                   12


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Employees' Benefit Committee of The United Illuminating Company
The United Illuminating Company 401(k)/Employee Stock Ownership Plan


We have audited the accompanying statement of net assets available for benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the
Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan as of December 31, 2002 was audited by other auditors, whose report dated March 5, 2004 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10-12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
June 21, 2004

THE UNITED ILLUMINATING COMPANY 401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

                                      ------------------------------------------------------------
                                                         As of December 31,
                                                                 2003
                                      ------------------------------------------------------------
                                                ESOP Component
                                      ---------------------------------      401(k)
                                       Allocated    Unallocated  Total     Component     Total
                                      ------------------------------------------------------------
ASSETS
Investments, at fair value             23,868,795   7,245,652  31,114,447  67,453,235   98,567,682
                                      ------------------------------------------------------------
         Total investments             23,868,795   7,245,652  31,114,447  67,453,235   98,567,682
                                      ------------------------------------------------------------
Receivables:
   Employer's contributions               168,273          -      168,273          -       168,273

   Participants' contributions                  -          -           -      389,347      389,347

   Dividend and interest                  381,054     115,673     496,727           -      496,727
                                      ------------------------------------------------------------
         Total receivables                549,327     115,673     665,000     389,347    1,054,347
                                      ------------------------------------------------------------

         TOTAL ASSETS                  24,418,122   7,361,325  31,779,447  67,842,582   99,622,029
                                      ------------------------------------------------------------

LIABILITIES
Interest payable                                -     117,370     117,370           -      117,370

Loan payable to United Illuminating Company     -   6,652,207   6,652,207           -    6,652,207
                                      ------------------------------------------------------------
         TOTAL LIABILITIES                      -   6,769,577   6,769,577           -    6,769,577
                                      ------------------------------------------------------------

Net assets available for benefits      $24,418,122   $591,748 $25,009,870 $67,842,582  $92,852,452
                                      =============================================================

Statements of Net Assets Available for Benefits

                                     ------------------------------------------------------------
                                                         As of December 31,
                                                                2002
                                     ------------------------------------------------------------
                                                ESOP Component
                                      -----------------------------------   401(k)
                                       Allocated   Unallocated  Total     Component      Total
                                      -----------------------------------------------------------
ASSETS
Investments, at fair value             16,361,004  6,576,412  22,937,416  53,740,627   76,678,043
                                      ------------------------------------------------------------
          Total investments            16,361,004  6,576,412  22,937,416  53,740,627   76,678,043
                                      ------------------------------------------------------------
Receivables:
    Employer's contributions             231,012          -      231,012           -      231,012

    Participants' contributions                -          -            -     321,163      321,163

    Dividend and interest                332,795    135,790      468,585           -      468,585
                                      ------------------------------------------------------------
          Total receivables              563,807    135,790      699,597     321,163    1,020,760
                                      ------------------------------------------------------------

          TOTAL ASSETS                 16,924,811  6,712,202  23,637,013  54,061,790   77,698,803
                                      ------------------------------------------------------------

LIABILITIES
Interest payable                               -     133,413      133,413           -      133,413

Loan payable to United Illuminating Company    -   7,561,439    7,561,439           -    7,561,439
                                      ------------------------------------------------------------
          TOTAL LIABILITIES                    -   7,694,852    7,694,852           -    7,694,852
                                      ------------------------------------------------------------

Net assets available for benefits     $16,924,811  $(982,650) $15,942,161  $54,061,790 $70,003,951
                                      ============================================================

      The accompanying notes are an integral part of the financial statements

THE UNITED ILLUMINATING COMPANY 401(K)/EMPLOYEE STOCK OWNERSHIP PLAN Statements of Changes in Net Assets Available for Benefits

                                                 ------------------------------------------------------------------------
                                                                     Year Ended December 31,
                                                                                 2003
                                                 ------------------------------------------------------------------------
                                                        ESOP Component
                                                 -----------------------------------------     401(k)
                                                    Allocated     Unallocated    Total       Component       Total
                                                 ------------------------------------------------------------------------
Additions
Investment Income:
    Interest and dividend income, investments      $ 1,466,130    $ 492,869   $ 1,958,999   $ 1,522,579   $ 3,481,578

    Interest and dividend income, participant loans     -            -             -             98,640        98,640

    Net appreciation (depreciation) in fair value
        of investments                               5,278,390    1,668,410     6,946,800     8,341,367    15,288,167
                                                 ------------------------------------------------------------------------
                                                     6,744,520    2,161,279     8,905,799     9,962,586    18,868,385
                                                 ------------------------------------------------------------------------


Contributions:
    Employer contributions                           1,474,249      901,993     2,376,242             -     2,376,242

    Employee contributions                              -            -             -          5,839,809     5,839,809

    Rollover contributions                               3,704            -         3,704       254,300       258,004
                                                 ------------------------------------------------------------------------
                                                     1,477,953      901,993     2,379,946     6,094,109     8,474,055
                                                 ------------------------------------------------------------------------

Other Additions
Allocation of 27,940 shares of United
    Illuminating Company common stock                 999,170            -        999,170             -       999,170
                                                 ------------------------------------------------------------------------

      Total additions                                9,221,643    3,063,272    12,284,915    16,056,695    28,341,610
                                                 ------------------------------------------------------------------------

Deductions
Payment of benefits                                  1,473,466            -     1,473,466     2,513,211     3,986,677

Interest expense                                            -       489,704       489,704            -        489,704

Administrative expenses                                 1,029            -         1,029         16,529        17,558

Allocation of 27,940 shares of United
    Illuminating Company common stock                       -       999,170       999,170             -       999,170
                                                 ------------------------------------------------------------------------
      Total deductions                               1,474,495    1,488,874     2,963,369     2,529,740     5,493,109
                                                 ------------------------------------------------------------------------

Net increase (decrease) prior to participant loans
    and interfund transfers                          7,747,148    1,574,398     9,321,546    13,526,955    22,848,501


Participant loan activity                               74,255            -        74,255       (74,255)            -


Interfund transfers                                   (328,092)           -      (328,092)      328,092             -
                                                 ------------------------------------------------------------------------


Net increase                                         7,493,311    1,574,398     9,067,709    13,780,792    22,848,501


Net assets available for benefits:
    Beginning of year                               16,924,811     (982,650)   15,942,161    54,061,790    70,003,951
                                                 ------------------------------------------------------------------------
    End of year                                   $ 24,418,122   $  591,748  $ 25,009,870  $ 67,842,582  $ 92,852,452
                                                 ========================================================================

      The accompanying notes are an integral part of the financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
Notes to the Financial Statements
-------------------------------------------------------------------------------



NOTE 1 - DESCRIPTION OF PLAN

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the "Plan"), sponsored by The United Illuminating Company (the "Company"), a wholly owned subsidiary of UIL Holdings Corporation ("UIL"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL
The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the "IRC"). Employees are eligible to participate in the Plan upon completion of one month of credited service.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock. The Plan is administered by the Employees' Benefit Committee of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee and recordkeeper of the Plan, exclusive of a) proxy responsibilities related to voting of shares of UIL common stock and b) custodian responsibilities related to unallocated shares of the Employee Stock Ownership Plan ("ESOP") portion, which are performed by Wachovia Bank, N.A.

The Plan is also intended to allow leveraged acquisitions of the UIL's stock and accordingly, is intended to meet the requirements of sections 409 and 4975(e)(7) of the IRC.

In 1997, the Plan purchased Company stock using the proceeds of a loan from the Company (See Note 5) and holds the stock in a trust established under the Plan. The Company stock was subsequently converted to UIL stock. The borrowing is to be repaid over a period of twelve years. As the Plan makes each payment of principal to the Company, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with the appropriate regulations of the IRC. Shares vest fully upon allocation.

Unallocated shares of stock collateralize the loan from the Company. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan at December 31, 2003 and 2002 and for the year ended December 31, 2003 present separately the assets and liabilities and changes therein pertaining to:

(a) Accounts of eligible employees with vested rights in allocated stock ("Allocated") and
(b) Stock not yet allocated to employees ("Unallocated").

CONTRIBUTIONS

Participant
-----------: Effective February 1, 2003, an eligible employee may contribute on a pre-tax basis up to 75% of the employee's compensation, subject to IRC limitations as defined. Prior to February 1, 2003, an eligible employee could contribute on a pre-tax basis up to 100% of their compensation, subject to IRC limitations.

Employer:
----------The Company makes a matching contribution in cash or in shares of UIL stock equal to 1% for each 1% of the first 3% of the employee's compensation plus 0.5% for each 1% from 4% to 5% of the employee's compensation withheld as a participant contribution, up to a maximum of 4%. During 2003, all matching contributions were in the form of UIL stock to the Allocated portion of the Employee Stock Ownership Plan.

The Company may also make discretionary contributions as authorized by the Board of Directors of the Company. Discretionary contributions are invested in UIL stock. Contributions are subject to certain limitations. There were no discretionary contributions made during the year ended December 31, 2003.

DIVIDENDS PAID ON UIL STOCK
Dividends paid on UIL stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Effective February 1, 2003, dividends will automatically be reinvested in shares of the Company or at the election of the participant may be paid directly to them. Prior to this date, all dividends were paid in cash to each participant

PARTICIPANT AND ESOP ACCOUNTS
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. An employee stock ownership plan account ("ESOP Account") is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Any Participant who has completed five (5) years of service may elect to diversify the investment of up to 40% of the ESOP account value from Company Stock to the other investment options available in the Plan.

VOTING RIGHTS
Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised. The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

VESTING
Participants are fully vested in the total value of all accounts immediately upon commencement of employment.

PARTICIPANT LOANS
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested balance. Loan terms range from 1-4 years except in the case of the purchase of a primary residence which may not exceed 15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate determined by the Plan administrator. Interest rates at December 31, 2003 range from 6.00% to 11.50%. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS
On termination of service, a participant may elect to receive a lump sum equal to the value of the participant's account. Benefit payments before termination of service are permitted under certain circumstances. The portion of a participant's account that is invested in UIL stock shall be paid in whole shares of UIL stock, unless the participant elects to receive such payment in cash. Dividends paid on the portion of the participant's account invested in UIL stock are distributed to participants.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements of the Plan are prepared using the accrual method of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end. Shares of Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value. The UIL stock is valued at closing price on the New York Stock Exchange. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PLAN EXPENSES
The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                        December 31,
                                                   2003               2002
--------------------------------------------------------------------------------
Vanguard 500 Index Fund, 234,245                $ 24,049,908       $ 17,457,063
and 215,121 shares, respectively

UIL Holdings Corporation, 529,242               $ 31,114,447       $ 22,937,416
and 470,360 shares, respectively

Vanguard Wellesley Income Fund, 597,287         $ 12,489,263       $ 11,117,558
and 558,671 shares, respectively

Vanguard Retirement Savings Trust, 11,632,855   $ 11,632,855       $ 11,165,511
and 11,165,511 shares, respectively

Vanguard U.S. Growth Fund, 427,728               $ 6,484,361        $ 4,514,940
and 374,373 shares, respectively


During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,288,167 as follows:

Mutual funds                                     $ 8,341,367

UIL Holdings Corporation common stock              6,946,800
                                                -------------
                                                $ 15,288,167
                                                =============

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                        December 31, 2003                         December 31, 2002
                                 Allocated         Unallocated            Allocated            Unallocated
-----------------------------------------------------------------------------------------------------------
UIL Common Stock:

Number of Shares                    529,242            160,657               469,200               188,598
                             ==============================================================================

Cost                           $ 19,807,806        $ 5,460,747          $ 17,544,834           $ 6,450,039
                             ==============================================================================

Market                           23,868,795          7,245,652            16,361,004             6,576,412
Receivables                         549,327            115,673               563,807               135,790
Less loan payable                         -         (6,769,577)                    -            (7,694,852)
                             ------------------------------------------------------------------------------

                               $ 24,418,122          $ 591,748          $ 16,924,811            $ (982,650)
                             ==============================================================================


                                                 Year Ended
                                             December 31, 2003
                                           ----------------------
Changes in Net Assets:
  Contributions                                    $ 2,379,946
  Dividends                                          1,958,999
  Net Appreciation                                   6,946,800
  Benefits Paid                                     (1,473,466)
  Interest Expense                                    (489,704)
  Administrative Expense                                (1,029)
  Participant Loan Activity                             74,255
  Interfund Transfers                                 (328,092)
                                               ------------------
                                                   $ 9,067,709
                                               ==================


NOTE 5 - LOAN PAYABLE

In 1997, the Plan entered into a term loan agreement with the Company, which provided for maximum borrowings of $15,000,000 and an interest rate of 7.00%. Advances of $11,159,446 were drawn during the period July 1997 to November 1997 and were utilized to purchase Company common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over twelve years.

The scheduled principal repayments of the loan for the next five years and thereafter are as follows:

                           Year                Amount
                           ----              -----------
                           2004             $   974,197
                           2005              $1,044,862
                           2006              $1,120,385
                           2007              $1,200,739
                           2008              $1,286,780
                           Thereafter        $1,025,244

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 7 - TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan has subsequently been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PROHIBITED TRANSACTION

During 2003, a subsidiary of UIL which participates in the Plan, American Payment Systems ("APS"), had one instance where employee deferrals totaling $45,902 were not remitted to the custodian on a timely basis. The Company will identify any corrections necessary related to this instance.

NOTE 9 - SUBSEQUENT EVENT

Subsequent to year end, APS was sold. The employees of APS were allowed to participate in the Plan. As part of the sale, these participants became fully vested in all accounts, and will be allowed to withdraw their funds once APS has established a qualified plan.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN                                                                                   Schedule I

Schedule of Assets (Held at End of Year)
--------------------------------------------------------------------------------------------------------------------------

The United Illuminating Company 401(k)/Employee Stock Ownership Plan, EIN 06-0571640

Attachment to Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year):



     Identity of Issue                                         Description of Investment             Cost     Current Value
---------------------------------------------------------------------------------------------------------------------------

* Vanguard 500 Index Fund, 234,245 shares                 Registered Investment Company        $ 19,335,683   $ 24,049,908
* Vanguard Extended Market Index Fund, 67,866 shares      Registered Investment Company           1,854,329      1,809,309
* Vanguard Federal Money Market Fund, 1,796,452 shares    Registered Investment Company           1,796,452      1,796,452
* Vanguard International Growth Fund, 133,572 shares      Registered Investment Company           2,257,284      2,154,524
* Vanguard Morgan Growth Fund, 117,034 shares             Registered Investment Company           1,972,071      1,740,288
* Vanguard Total Bond Market Index Fund, 246,606 shares   Registered Investment Company           2,508,905      2,542,513
* Vanguard U.S. Growth Fund, 427,728 shares               Registered Investment Company          10,302,324      6,484,361
* Vanguard Wellesley Income Fund, 597,287 shares          Registered Investment Company          12,046,043     12,489,263
* Vanguard Windsor II Fund, 58,612 shares                 Registered Investment Company           1,493,201      1,552,619
* Vanguard Retirement Savings Trust, 11,632,855 shares    Common/Collective Trust                11,632,855     11,632,855
* UIL Holdings Corporation, 529,242 shares **             Common Stock                           19,807,806     31,114,447
* Participant Loans                                       Participant loans (6.00% - 11.50%)      1,201,143      1,201,143
                                                                                              -------------------------------

Total assets                                                                                   $ 86,208,096   $ 98,567,682
                                                                                              ===============================
* Party in Interest
** Non-participant-directed investment


THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN                                                                                       Schedule H

Schedule of Reportable Transactions
Year Ended December 31, 2003
-------------------------------------------------------------------------------------------------------------------------------
Attachment to Form 5500, Schedule H, Line 4j - Schedule of Reportable
Transactions:

Identity of Party      Description of Asset (include        Purchase   Selling         Cost of      Current Value     Net Gain
    Involved           interest rate and maturity in          Price     Price            Asset       of Asset on       (Loss)
                        the case of a loan)                                                        Transaction Date
 ------------------------------------------------------------------------------------------------------------------------------

*The Vanguard Group   Vanguard 500 Index Fund            $ 2,953,931           $ -            $ -     $ 2,953,931        $ -
*The Vanguard Group   Vanguard 500 Index Fund                    $ -   $ 1,233,034    $ 1,193,019     $ 1,233,034   $ 40,015
*The Vanguard Group   Vanguard Retirement Savings Trust  $ 2,899,171           $ -            $ -     $ 2,899,171        $ -
*The Vanguard Group   Vanguard Retirement Savings Trust          $ -   $ 2,431,826    $ 2,431,826     $ 2,431,826        $ -
*UIL Holdings Corp.   Common Stock **                    $ 3,451,948           $ -            $ -     $ 3,451,948        $ -
*UIL Holdings Corp.   Common Stock **                            $ -   $ 1,263,004    $ 1,270,230     $ 1,263,004   $ (7,226)


 * Party in Interest
 ** Non-participant-directed investment



Reportable transactions are individual transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN                                                                                        Schedule G

Schedule of Nonexempt Transactions
Year Ended December 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

Attachment to Form 5500, Schedule G - Schedule of Nonexempt Transactions:



Identity of Party Involved       Relationship to Plan,     Description of Transactopms including      Current Value of Asset
                                  Employer, or Other          maturity date, rate of interest,
                                  Party-in-Interest          collateral, par or maturity value
----------------------------------------------------------------------------------------------------------------------------------

American Payment Systems           Affiliated Company      Loan to Employer in the Form of Late
                                                           Deposits of Employee Deferrals                     $ 45,902


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                        THE UNITED ILLUMINATING COMPANY
                        401(K)/EMPLOYEE STOCK OWNERSHIP PLAN



                        By      /s/ Susan Mullen
                          --------------------------------------------------
                           Susan Mullen
                           Chair of the Employees' Benefit Committee


DATE:  JUNE 28, 2004

                     THE UNITED ILLUMINATING COMPANY 401(K)/
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                INDEX TO EXHIBITS


EXHIBIT NO.                DESCRIPTION
-----------                -----------
23                         Consent of Dworken, Hillman, LaMorte & Sterczala